SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Israel Chemicals Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share

(Title of Class of Securities)

M5920A109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5920A109	13G	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS Potash Corporation of Saskatchewan Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 176,088,630
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 176,088,630
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,088,630
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.9%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. M5920A109	13G	Page 2 of 5 Pages

Item 1(a). Name of Issuer:

Israel Chemicals Ltd.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

Item 2(a). Name of Person Filing:

This statement is being filed by Potash Corporation of Saskatchewan Inc., a Canadian corporation (“PotashCorp”). The securities reported herein as being held by PotashCorp are directly beneficially owned by PotashCorp Agricultural Cooperative Society Ltd., an Israeli corporation and wholly-owned subsidiary of PotashCorp (“Potash Sub”). PotashCorp may be deemed to indirectly beneficially own the securities that are directly beneficially owned by Potash Sub.

Item 2(b). Address of Principal Business Office or, if None, Residence:

Suite 500, 122 — 1st Avenue South

Saskatoon, Saskatchewan, Canada S7K 7G3

Item 2(c). Citizenship:

PotashCorp is a Canadian corporation.

Item 2(d). Title of Class of Securities:

Ordinary Shares, par value NIS 1.00 per share

Item 2(e). CUSIP Number:

M5920A109

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

CUSIP No. M5920A109	13G	Page 3 of 5 Pages

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The calculation of percentage ownership of the Ordinary Shares is based upon 1,270,425,458 Ordinary Shares issued and outstanding as of September 23, 2014, as reported by the issuer in its prospectus filed with the Securities and Exchange Commission under Rule 424(b)(4) of the Securities Act of 1933, as amended, on September 24, 2014.

(a) Amount beneficially owned: 176,088,630

(b) Percent of class: 13.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 176,088,630

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 176,088,630

CUSIP No. M5920A109	13G	Page 4 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The information contained above under Item 2(a) is incorporated by reference herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The information contained above under Item 2(a) is incorporated by reference herein.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M5920A109	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

POTASH CORPORATION OF SASKATCHEWAN INC.

By:	/s/ Joseph A. Podwika
Name:	Joseph A. Podwika
Title:	Senior Vice President, General Counsel and Secretary